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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A-2	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, par value RUR 0.10 per Share

(Title of Class of Securities)

6074091

(CUSIP Number)

Dr. Manfred Balz
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany
+49-228-181-0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). T-Mobile International AG & Co KG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 501,325,547

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 501,325,547

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,325,547

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 25.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deutsche Telekom AG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 501,325,547

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 501,325,547

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,325,547

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 25.2%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on March 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2003 (as amended and supplemented, the “Schedule 13D”), of T-Mobile International AG & Co KG (“T-Mobile International”) and Deutsche Telekom AG (“DTAG”) with respect to the common stock, par value RUR 0.10 per common share (the “Shares”), of Mobile TeleSystems OJSC (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

On April 25, 2003, T-Mobile International and Sistema closed the previously disclosed transaction whereby Sistema exercised its Option, and T-Mobile International transferred the 199,332,614 Shares subject to the Option to Sistema.  The 199,332,614 Shares include the Shares held by ISH that would have been transferred pursuant to the Unwind Agreement.  T-Mobile International has not altered its intention to reduce its holdings by an additional 1,000,693 Shares, which may occur at any time in one or more sales transactions.  There can be no assurance as to whether or when any such additional sale or sales will occur.  This Amendment does not constitute an offer of any securities for sale.

Except as set forth in the Schedule 13D and this Amendment, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional Shares from time to time to the extent permitted by the agreements described in the Schedule 13D and applicable law.  Any action or actions the Reporting Persons might undertake in respect of their Shares will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Item 5.	Interest in Securities of the Issuer

(a) and (b).  The effect of the transfer of the Shares subject to the Option is to reduce the number of Shares beneficially owned by T-Mobile International by 10% of the Shares outstanding based on the 1,993,326,138 Shares represented to be outstanding in the Call Option Agreement.  In connection with the exercise of the Option, T-Mobile International also transferred its shares in ISH to Sistema on the terms and conditions set forth in the Call Option Agreement.  The transfer of ISH shares resulted in the transfer of 81,726,379 Shares of the Issuer that had been included in the aggregate amount beneficially owned by T-Mobile International due to the fact that T-Mobile International may have been deemed to have shared voting and dispositive power over the Shares held by ISH.  The effect of the transfer of the ISH shares is to reduce the number of Shares of the Issuer reported as beneficially owned by T-Mobile International by 4.1%.

T-Mobile International has sole voting and dispositive power with respect to the 501,325,547 Shares it holds of record.  For purposes of the Schedule 13D and this Amendment, DTAG is also reported as having sole voting and dispositive power over such shares by virtue of its control over T-Mobile International.  As T-Mobile International’s sole shareholder, DTAG may be deemed to own all such Shares beneficially.

The Reporting Persons may be deemed to be a group with Sistema, ISH, Vladimir P. Evtushenkov or VAST by virtue of the Call Option Agreement and other related agreements.  However, each Reporting Person expressly disclaims that it is such a member.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c).  Except for the transaction described herein and the Call Option Agreement and other related agreements described in Item 4 of the Schedule 13D, there have been no transactions in Shares by either Reporting Person or, to the best of the Reporting Persons’ knowledge, any of the persons set forth in Exhibit A to the Schedule 13D during the past 60 days.

(d). No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 25, 2003
Date

T-MOBILE INTERNATIONAL AG & CO KG
/s/ Uli Kühbacher
Signature
Uli Kühbacher Holder of Power of Prokuration
Name/Title
/s/ Wolfgang Kniese
Signature
Wolfgang Kniese Holder of Power of Prokuration
Name/Title

DEUTSCHE TELEKOM AG
/s/ Kevin Copp
Signature
Kevin Copp Legal Counsel
Name/Title
/s/ Martin E. Auer
Signature
Martin E. Auer Legal Counsel
Name/Title

Exhibit Index

Exhibit A	Directors and Executive Officers of the Reporting Persons	(i)

Exhibit B	Joint Filing Agreement	(i)

Exhibit C	Call Option Agreement	(i)

Exhibit D	Shareholders’ Agreement	(i)

Exhibit E	Unwind Agreement	(i)

(i)             Previously filed as an Exhibit to the Schedule 13D on March 24, 2003.